Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-six Weeks Ended		Fiscal Year Ended
Dollars in Millions	Nov. 27, 2005	Nov. 28, 2004	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001

Earnings before Income Taxes
and Earnings from Joint
Ventures	$904	$754	$1,815	$1,509	$1,316	$667	$998
Earnings from Joint Ventures
before Income Taxes	56	68	121	100	81	40	21
Plus: Fixed Charges (1)	223	264	524	569	619	468	237
Less: Capitalized Interest	(1)	(2)	(3)	(8)	(8)	(3)	(2)

Earnings Available to Cover
Fixed Charges	$1,182	$1,084	$2,457	$2,170	$2,008	$1,172	$1,254

Ratio of Earnings to Fixed
Charges	5.30	4.10	4.69	3.81	3.24	2.50	5.29

Note (1)
Fixed Charges:
Interest and Dividends on
Preferred Stock of
Subsidiaries, Gross	$207	$246	$488	$537	$589	$445	$223
Rentals (1/3)	16	18	36	32	30	23	14

Total Fixed Charges	$223	$264	$524	$569	$619	$468	$237

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and joint ventures, plus pretax earnings or losses of joint ventures, plus fixed charges, less adjustment for capitalized interest. Fixed charges represent gross interest expense and dividends on preferred stock of subsidiaries, plus one-third (the proportion deemed representative of the interest factor) of rent expense.

We have not presented a ratio of earnings to fixed charges and preference stock dividends because we currently have no preference stock outstanding.